Exhibit 21.1

LIST OF SUBSIDIARIES OF WEJO GROUP LIMITED

Subsidiary	Jurisdiction of Incorporation

Wejo Limited	United Kingdom

Wejo Concierge UK Ltd.	United Kingdom

Rewardrive Ltd.	United Kingdom

Call Compare Ltd.	United Kingdom

Wejo Bermuda Limited	Bermuda

Wejo Japan KK.	Japan

Wejo EU Limited	Ireland

Wejo France	France

Wejo California Corp.	California

Wejo Data Services Inc.	Delaware

Wejo Services Inc.	Delaware

Wejo Inc.	Delaware

Virtuoso Acquisition Corp.	Delaware